July 27, 2026
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
Commissioners:
We have read Item 4.01 of Form 8-K dated July 27, 2026, of The AES Corporation and are in agreement with the statements contained in the first and last sentence of the first paragraph and the second paragraph on page 1 therein. We have no basis to agree or disagree with other statements of the registrant contained therein.
/s/ Ernst & Young LLP